UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-52804
NOTIFICATION OF LATE FILING	CUSIP NUMBER 69326Q 104

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	Interim period ended September 30, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PC Universe, Inc.
Full Name of Registrant.

Former Name if Applicable

504 NW 77th Street
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

PC Universe, Inc. (the “Company”) is unable to file its Form 10-Q for the interim period ended September 30, 2008 (the “Form 10-Q”) on or prior to November 14, 2008.  The Company is unable to meet the Form 10-Q filing deadline because the Company is in the process of finalizing its internal review of the Company’s long-term asset accounting and in connection therewith the Company’s independent auditors will need additional time to review the Company’s finalized interim financial statements. The Company expects to file the Form 10-Q at the end of the five day extension period on November 19, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas M. Livia	561	953-0390
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates it will disclose in the report on Form 10-Q for the period ended September 30, 2008 a decrease in sales from the prior comparable period ended September 30, 2007.  The Company is experiencing decreased sales as of October 2008 due to the reduction in its available borrowings under its IBM Credit, LLC financing agreement as the Company was unable to purchase new inventories at the same rate following the reduction in the line of credit.  Because of the Company’s inability to continue funding purchases of inventory following the reduction of the IBM Credit, LLC credit line, its shipments of inventory have been reduced to approximately 15% of the Company’s previous level of inventory shipments at the time the Company had available sufficient borrowings under the financing agreement’s original terms. The financing agreement terminated on October 15, 2008.

PC Universe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2008	By:	/s/ Thomas M. Livia
Name: Thomas M. Livia Title: Co-Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).